UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-32527

BRIAZZ, INC.

(Exact name of registrant as specified in its charter)

3901 7th Avenue South, Suite 200
Seattle, Washington 98108-5206
(206) 467-0994

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares (no par value)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[_]

Rule 12g-4(a)(1)(ii)	[_]	Rule 12h-3(b)(1)(ii)	[_]

Rule 12g-4(a)(2)(i)	[_]	Rule 12h-3(b)(2)(i)	[_]

Rule 12g-4(a)(2)(ii)	[_]	Rule 12h-3(b)(2)(ii)	[_]

Rule 15d-6	[_]

        Appropriate number of holders of record as of the certification or notice date:  108

        Pursuant to the requirements of the Securities Exchange Act of 1934, BRIAZZ INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 6, 2004	By: /s/ Victor D. Alhadeff Name: Victor D. Alhadeff Title: Chief Financial Officer and Secretary